Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

October 4, 2010

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on October 4, 2010.

Item 4	Summary of Material Change

Gammon Gold Inc. announced today that the labour strike at the El Cubo mine has been declared illegal by the Federal Labor Board.

Item 5	Full Description of Material Change

On June 3, 2010 the Company announced operations at the El Cubo mine were suspended due to an illegal labour disruption launched by the union workforce. As a result, 397 union workers were terminated as of June 16, 2010 and criminal charges for dispossession and damages were filed against seven union executives. Regardless of their termination, the union subsequently declared a strike on June 30, 2010. Since that time, the legality of the union’s strike action has been under consideration by the Federal Labor Board. On October 2, 2010, the Labor Court released its ruling that has declared the strike action illegal. In accordance with this ruling, the union should release the assets to the Company and the Company is now working through all legal channels to recover access to the facilities to assess the potential resumption of mining opportunities.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

October 4, 2010